Exhibit G

STOCK PURCHASE AGREEMENT
by and between
PLUG POWER INC.
and
SMART HYDROGEN INC.
Dated as of April 10, 2006

i

ii

Section 9.13 Successors and Assigns	34
Section 9.14 Counterparts	34

Exhibits:
A	—	Form of Certificate of Designations
B	—	Form of Registration Rights Agreement
C	—	Form of Investor Rights Agreement
D	—	Form of Amended By-laws

iii

STOCK PURCHASE AGREEMENT
          This STOCK PURCHASE AGREEMENT, dated as of April 10, 2006, is entered into by and between SMART HYDROGEN INC., a BVI Business Company incorporated under the laws of the British Virgin Islands (“Buyer”), and PLUG POWER INC., a Delaware corporation (the “Company”). Buyer and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
          WHEREAS, the Company desires to sell shares of Class B Capital Stock (as defined hereinafter) to Buyer upon the terms and subject to the conditions set forth herein; and
          WHEREAS, as of the date hereof, Buyer is the beneficial owner of 2,714,700 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”);
AGREEMENT
          NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
          Section 1.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
          “401(k) Plan” means the Plug Power Inc. 401(k) Savings and Retirement Plan.
          “1997 Plan” has the meaning specified in Section 4.08.
          “1999 Plan” has the meaning specified in Section 4.08.
          “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.
          “Agreement” means this Stock Purchase Agreement, dated as of April 10, 2006, by and between the Company and Buyer, including the Exhibits hereto, and all amendments hereto made in accordance with Section 9.04.
          “Alternative Proposal” means any offer or proposal for, or indication of interest in, any: (i) merger, consolidation, spin-off, share exchange, reorganization, other business combination, recapitalization, or similar transaction involving the Company or any Company Subsidiaries (other than an acquisition of another Person by the Company or a Company

          Subsidiary); (ii) the acquisition, directly or indirectly, of an equity interest from the Company representing greater than 15% of the voting securities of the Company or any Company Subsidiary in a single transaction or series of transactions; (iii) tender offer or exchange offer that, if consummated would result in any Person owning greater than 15% of the voting securities of the Company in a transaction or series of transactions; or (iv) the acquisition of a substantial portion of any of the assets of the Company or any Company Subsidiaries; in each of the foregoing cases, other than as contemplated by this Agreement or as otherwise proposed by Buyer or its Affiliates.
          “Alternative Proposal Notice” has the meaning specified in Section 6.06(d).
          “Amended By-Laws” has the meaning specified in Section 7.03(d).
          “Applicable Laws” means, with respect to any Person, all federal, state, local, and foreign laws, statutes, ordinances, rules, regulations, policies, or guidelines promulgated by any Governmental Authority, whether in effect as of the date hereof or thereafter and in each case as amended, applicable to such Person or its Subsidiaries or their respective assets.
          “Branton” means Branton Limited, a company organized under the laws of the Commonwealth of the Bahamas.
          “Business Day” means any day that is not a Saturday, a Sunday, or other day on which banks are required or authorized by law to be closed in the city of New York, NY.
          “Buyer” has the meaning specified in the preamble to this Agreement.
          “Buyer Disclosure Letter” has the meaning specified in Section 5.12.
          “Buyer Expenses” has the meaning specified in Section 8.02(b).
          “Buyer NDA” means that certain Confidentiality Agreement, dated as of March 13, 2006, by and between the Company and Buyer.
          “Certificate of Designations” means the Certificate of Designations of Class B Capital Stock of Plug Power Inc., substantially in the form as attached hereto as Exhibit A.
          “CFIUS” has the meaning specified in Section 6.02.
          “Chairperson” has the meaning specified in Section 9.11.
          “Change in Company Recommendation” has the meaning specified in Section 6.05(a).
          “Class B Capital Stock” means the Company’s Class B Capital Stock, a series of preferred stock, par value $0.01 per share, having the rights, privileges, preferences and limitations set forth in the Certificate of Designations.
          “Class B Certificate” has the meaning specified in Section 2.01.

          “Class B Directors” means the directors on the Company Board appointed by the holders of the shares of Class B Capital Stock.
          “Class B Purchase Price” has the meaning specified in Section 2.02.
          “Clayburn” means Clayburn Development Inc., a company organized under the laws of the British Virgin Islands.
          “Closing” has the meaning specified in Section 3.01.
          “Closing Date” has the meaning specified in Section 3.01.
          “Common Stock” has the meaning specified in the recitals to this Agreement.
          “Company” has the meaning specified in the preamble to this Agreement.
          “Company Board” has the meaning specified in Section 4.02.
          “Company By-laws” means the Amended and Restated By-laws of Plug Power Inc., as adopted on August 16, 1999 and in effect as of the date hereof.
          “Company Charter” means the Certificate of Incorporation of Plug Power Inc., as amended and in effect as of the date hereof.
          “Company Disclosure Letter” has the meaning specified in Section 7.3(l).
          “Company Material Adverse Effect” means any effect, event, or occurrence or state of facts (or any development that has had or is reasonably expected to have any change or effect) that is materially adverse to the business, assets, liabilities, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole; provided, however, none of the following shall be deemed in themselves to constitute a Company Material Adverse Effect: (a) changes in conditions in the U.S. securities markets that are not specific to the Company; (b) changes in general economic or business conditions that are not specific to the Company; (c) changes in GAAP; (d) fluctuations in the price of the Company’s Common Stock (as reported on the NASDAQ); (e) the failure of the Company to meet its publicly announced projections or milestones (including those relating to revenue, unit orders, and shipments); (f) changes in law that generally affect the industries in which the Company and the Company’s Subsidiaries conduct business; and (g) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transaction, including the impact thereof on the Company’s relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, or employees.
          “Company NDA” means that certain letter agreement, dated as of January 19, 2006, by and among Buyer, the Company, and certain other parties.
          “Company Recommendation” has the meaning specified in Section 6.05(a).
          “Company Stockholder Approval” has the meaning specified in Section 6.05(a).

          “Company Stockholder Meeting” has the meaning specified in Section 6.05(a).
          “Company Subsidiaries” means, with respect to the Company, any corporation or other organization, whether incorporated or unincorporated, (i) of which the Company or any other Subsidiary of the Company is a general partner or holds at least 50% of the securities or other interests having by their terms ordinary voting power to vote in the election of the board of directors or others performing similar functions with respect to such corporation or other organization, or (ii) which is directly or indirectly owned or controlled by the Company, by any one or more of its Subsidiaries, or by the Company and one or more of its Subsidiaries.
          “Competing Product” shall mean products incorporating proton exchange membrane fuel cells that compete with fuel cell heating appliances and produce heat and electricity with output of less than or equal to 10kW (electrical) and are integrated into the household or commercial heating system, for sale in Europe.
          “Contract”, when used with respect to any Person, means any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan, or practice, or other agreement, obligation, commitment, or concession of any nature to which such Person or any Subsidiary of such Person is a party, by which such Person, any Subsidiary of such Person or any of their respective assets or properties is bound or affected, or pursuant to which such Person or any Subsidiary of such Person is entitled to any rights or benefits.
          “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or voting interests, by contract, or otherwise.
          “Conversion Shares” has the meaning specified in Section 4.04.
          “DGCL” means the General Corporation Law of the State of Delaware, as amended.
          “Dispute” has the meaning specified in Section 9.11.
          “DOJ” has the meaning specified in Section 6.01.
          “DTE Foundation” shall mean DTE Energy Foundation, a Michigan non-profit corporation.
          “DTE Purchase Agreement” shall mean that certain stock purchase agreement by and between DTE Foundation and Buyer, of even date herewith, whereby Buyer has agreed to purchase from DTE Foundation, and DTE Foundation has agreed to sell to Buyer, 1,825,000 shares of Common Stock contemporaneously with the Closing and whereby Buyer and DTE Foundation have agreed that Buyer, DTE Foundation, the Company, and certain other Persons will execute certain other agreements and instruments in connection therewith.

          “DTE Shares” shall mean the 1,825,000 shares of Common Stock to be purchased by Buyer from DTE Foundation pursuant to the DTE Purchase Agreement.
          “DTE Transaction” shall mean, collectively, all of the transactions contemplated by the DTE Purchase Agreement, including the transactions contemplated by the other agreements and instruments executed by Buyer, DTE Foundation, the Company, and certain other Persons in connection with the DTE Purchase Agreement.
          “DTE Transaction Agreements” shall mean, collectively, the DTE Purchase Agreement and all of the other agreements and instruments executed in connection with the DTE Transaction.
          “Equity Incentive Plans” shall mean all current and future equity incentive plans and employee benefit plans of the Company that are approved by the Company Board, including without limitation, the 401(k) Plan, 1997 Plan, the 1999 Plan, and the ESP Plan.
          “ESP Plan” has the meaning specified in Section 4.08.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          “Exhibit” means an exhibit to this Agreement, each of which is incorporated herein and made a part hereof.
          “Exon-Florio Amendment” means section 721 of the Defense Production Act of 1950, as amended.
          “Exon-Florio Filing” has the meaning specified in Section 6.02.
          “Fairness Opinion” has the meaning specified in Section 4.14.
          “FTC” has the meaning specified in Section 6.01.
          “GAAP” has the meaning specified in Section 4.10.
          “Governmental Authority” means any federal, state, local, or foreign government, governmental, regulatory, or administrative authority, agency, or commission or any court, tribunal, or judicial, or arbitral body.
          “Governmental Consent” has the meaning specified in Section 4.06.
          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “HSR Filing” has the meaning specified in Section 6.01.

          “Interros” means ZAO Interros Holding Company, a company organized under the laws of the Russian Federation.
          “Interros Principals” has the meaning specified in the Buyer Disclosure Letter.
          “Investor Rights Agreement” means the Investor Rights Agreement substantially in the form as attached hereto as Exhibit C.
          “Lien” means any security interest, mortgage, pledge, hypothecation, charge, claim, option, right to acquire, adverse interest, assignment, deposit arrangement, encumbrance, restriction, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction).
          “Liquidated Amount” has the meaning specified in Section 8.02(b).
          “NASD” means the National Association of Securities Dealers, Inc.
          “NASDAQ” means The Nasdaq Stock Market, Inc.
          “NASDAQ Approval Letter” has the meaning specified in Section 6.03.
          “NASDAQ Request” has the meaning specified in Section 6.03.
          “Non-Party Buyer Affiliates” means all Affiliates of Buyer other than the Restricted Parties (including Norilsk Nickel, the Interros Principals and their Affiliates).
          “Norilsk Nickel” means MMC Norilsk Nickel, an open joint stock company organized under the laws of the Russian Federation.
          “Other Transaction Agreements” has the meaning specified in Section 3.02.
          “Party” and “Parties” have the meaning specified in the preamble to this Agreement.
          “Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.
          “Pre-Closing EIP Shares” means the aggregate number of shares of Common Stock of the Company issued by the Company to any Person pursuant to the Equity Incentive Plans during the period of time commencing on the date hereof and ending on (and including) the Closing Date, less (x) any shares reacquired by the Company during such period as payment of the exercise price of a stock option or the tax withholding obligation in connection with any award under an Equity Incentive Plan, (y) any shares of unvested restricted stock originally issued pursuant to an Equity Incentive Plan that are forfeited or repurchased by the Company during such period, and (z) any shares otherwise reacquired by the Company as permitted under an Equity Incentive Plan during such period.
          “Preferred Stock” has the meaning specified in Section 4.08.
          “Proxy Statement” has the meaning specified in Section 6.05(b).
          “Registration Rights Agreement” means the Registration Rights Agreement substantially in the form as attached hereto as Exhibit B.
          “Restricted Parties” means, collectively, Buyer, Clayburn, Branton, and Interros.
          “Rules” has the meaning specified in Section 9.11
          “SEC” means the United States Securities and Exchange Commission.
          “SEC Filings” has the meaning specified in Section 4.09.
          “Securities Act” means the Securities Act of 1933, as amended.
          “Shares” has the meaning specified in Section 2.01.
          “Subsidiary”, when used with respect to any Person, means any corporation or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner or holds at least 50% of the securities or other interests having by their terms ordinary voting power to vote in the election of the board of directors or others performing similar functions with respect to such corporation or other organization, or (ii) which is directly or indirectly owned or controlled by such Person, by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.
          “Superior Proposal” means any bona fide written Alternative Proposal (i) for a merger, consolidation, spin-off, share exchange, reorganization, other business combination, recapitalization, or similar transaction involving the Company or any Company Subsidiaries pursuant to which the shareholders of the Company would own less than 80% of any class of equity securities of the resultant entity(ies); (ii) to acquire directly or indirectly, an equity interest from the Company representing greater than 31% of the voting securities of the Company or any Company Subsidiary in a single transaction or series of transactions; (iii) to commence a tender offer or exchange offer that, if consummated would result in any Person owning greater than 31% of the voting securities of the Company in a transaction or series of transactions; or (iv) acquire all or substantially all the assets of the Company, in each case on terms and conditions that the Company Board determines in good faith, after taking into account the advice of its outside counsel and a financial advisor of nationally recognized reputation (including without limitation Stephens Inc.) and the legal and regulatory aspects of such Alternative Proposal, and after taking into account all of the terms and conditions of the Alternative Proposal (including any break-up fees, expense reimbursement provisions, financing and other conditions to consummation, as well as any revisions to the terms of this Agreement proposed by Buyer), is more favorable, from a financial point of view, to the Company’s stockholders than the

          Transaction (after taking into account any such revisions to the terms of this Agreement proposed by Buyer), and which is reasonably capable of being completed.
          “Superior Proposal Notice” has the meaning specified in Section 6.06(a)(y).
          “Termination Date” has the meaning specified in Section 8.01(b).
          “Termination Fee” has the meaning specified in Section 8.02(b).
          “Transaction Agreements” mean, collectively, this Agreement, the Registration Rights Agreement, the Investor Rights Agreement, and the Certificate of Designations.
          “Transaction” means, collectively, all of the transactions and actions contemplated by the Transaction Agreements.
          “Transfer” of a security or other property means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of security interest in, or other disposal of such security or other property, including without limitation, by means of a transfer of the equity interests, by way of a merger or otherwise, of any Person that directly or indirectly owns such security or other property.
          “Tribunal” has the meaning specified in Section 9.11.
          “True-Up Purchase Price” has the meaning specified in Section 2.04.
          “True-Up Shares” has the meaning specified in Section 2.03.
          “True-Up Share Certificate” has the meaning specified in Section 2.03.
          “Violation” has the meaning specified in Section 4.07.
          Section 1.02 Rules of Construction; Absence of Presumption.
          (a) The definitions set forth or referenced in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. The words “include,” “includes,” and “including” shall be deemed to be followed by the phrase “without limitation.” The words “herein,” “hereof,” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits hereto) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, and Exhibits shall be deemed references to Articles and Sections of, and Exhibits to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference in this Agreement to a “day” or number of “days” (without the explicit qualification of Business Day) shall be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
          (b) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
ARTICLE II
PURCHASE AND SALE
          Section 2.01 Issuance of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue and sell to Buyer, and Buyer shall purchase from the Company, 395,000 fully paid and non-assessable shares of Class B Capital Stock (the “Shares”) at a per-share purchase price of $550.00 per Share (which is the equivalent of $5.50 per Conversion Share). The Company shall deliver to Buyer a duly endorsed certificate representing the Shares (the “Class B Certificate”) against payment of the Class B Purchase Price.
          Section 2.02 Payment of Class B Purchase Price. At the Closing, upon the terms and subject to the conditions of this Agreement, Buyer shall pay to the Company via wire transfer of immediately available funds to an account designated by the Company, the sum of $217,250,000 (the “Class B Purchase Price”).
          Section 2.03 Issuance of True-Up Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue and sell to Buyer, and Buyer shall purchase from the Company, that number of fully paid and non-assessable shares of Common Stock (the “True-Up Shares”) equal to the product obtained by multiplying (x) 0.35 by (y) the number of Pre-Closing EIP Shares, at a per-share purchase price of $5.50 per True-Up Share. The Company shall deliver to Buyer a duly endorsed certificate representing the True-Up Shares (the “True-Up Share Certificate”) against payment of the True-Up Purchase Price.
          Section 2.04 Payment of True-Up Purchase Price. At the Closing, upon the terms and subject to the conditions of this Agreement, Buyer shall pay to the Company via wire transfer of immediately available funds to an account designated by the Company, an amount of cash equal to the product of (x) 5.50, multiplied by (y) the number of True-Up Shares (such amount, the “True-Up Purchase Price”).
ARTICLE III
THE CLOSING
          Section 3.01 Closing Date. Subject to the conditions specified in Article VII, the closing of the Transaction (the “Closing”) shall take place at the offices of Goodwin Procter LLP, located at Exchange Place in Boston, Massachusetts, at 10:00 A.M. Eastern Time (the day on which the Closing takes place being hereinafter referred to as the “Closing Date”) on the third Business Day following the date on which all of the conditions to Closing set forth in Article VII hereof have been satisfied or waived (other than those conditions which by their nature are to be satisfied concurrently with the Closing, but subject to the satisfaction or waiver of these conditions) unless otherwise mutually agreed by the Parties.
          Section 3.02 Other Transaction Agreements. On the terms and subject to the conditions set forth herein, at the Closing, the Parties shall cause each of the following agreements (the “Other Transaction Agreements”) to be executed and delivered by the appropriate parties thereto in substantially the forms attached hereto with only such changes as may be agreed to by Buyer and the Company prior to the Closing: (i) Investor Rights Agreement; and (ii) Registration Rights Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          The Company hereby represents and warrants to Buyer as follows:
          Section 4.01 Organization. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. The Company is qualified to do business and is in good standing in each of the jurisdictions where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not cause a Company Material Adverse Effect.
          Section 4.02 Authorization of Agreement; Validity and Effect of Agreement. The Company has the requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement and, upon Company Stockholder Approval (as defined hereinafter), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and, upon Company Stockholder Approval, the consummation of all transactions contemplated hereby have been duly authorized by the board of directors of the Company (the “Company Board”) and by all other necessary action on the part of the Company (except Company Stockholder Approval), and no other corporate proceedings on the part of the Company or its stockholders (other than Company Stockholder Approval) are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law), and an implied covenant of good faith and fair dealing.
          Section 4.03 Authorization of Other Transaction Agreements; Validity and Effect of Other Transaction Agreements. Upon Company Stockholder Approval, the Company will have the requisite corporate power and authority to execute, deliver, and perform its obligations under the Other Transaction Agreements and to consummate the transactions contemplated thereby. Upon Company Stockholder Approval, the execution and delivery of the Other

          Transaction Agreements by the Company and the performance by the Company of its obligations thereunder and the consummation of all transactions contemplated thereby will have been duly authorized by the Company Board and the stockholders of the Company and by all other necessary action on the part of the Company, and no other corporate proceedings on the part of the Company or its stockholders will be necessary to authorize the Other Transaction Agreements and the transactions contemplated thereby. Upon their execution, the Other Transaction Agreements will have been duly and validly executed and delivered by the Company and constitute legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law), and an implied covenant of good faith and fair dealing.
          Section 4.04 Validity of the Shares, True-Up Shares, and Conversion Shares. Upon their issuance and delivery pursuant to this Agreement, the Shares (and any True-Up Shares) shall be validly issued, fully paid, and non-assessable. The shares of Common Stock issuable upon conversion of the Shares (the “Conversion Shares”) have been duly reserved for issuance upon conversion of the Shares, and when issued in compliance with the Certificate of Designations, will be duly and validly issued, fully paid, and non-assessable. Neither the issuance and delivery of the Shares (and any True-Up Shares) nor the issuance of the Conversion Shares are or will be at the time of issuance subject to any preemptive rights, rights of first refusal, or any similar rights of any Person or any Liens created by the Company except pursuant to the Transaction Agreements and applicable securities laws.
          Section 4.05 Authorization to File Certificate of Designations. No consent, approval, or authorization of the Company’s stockholders or any Person other than the Company Board is required in order for the Company to file the Certificate of Designations with the Secretary of State of the State of Delaware.
          Section 4.06 Governmental Consents. No consent, approval, or authorization of or designation, declaration or filing with any Governmental Authority (a “Governmental Consent”) is required to be obtained or made by the Company in connection with the valid execution and delivery of this Agreement, or the offer, sale, or issuance of the Shares or any True-Up Shares, or the consummation of any other transaction contemplated hereby, except for (i) the filing of the Certificate of Designations with the Secretary of State of the State of Delaware; (ii) such consents and approvals of or filings or registrations as may be required to be made pursuant to the HSR Act; (iii) such consents and approvals of or filings as may be required to be made pursuant to the Exon-Florio Amendment; and (iv) such filings as may be required to be made with the SEC and the NASDAQ.
          Section 4.07 No Conflict. The execution and delivery of this Agreement, the Registration Rights Agreement, and the Investor Rights Agreement do not, and upon Company Stockholder Approval, the consummation of the transactions contemplated hereby and thereby shall not, (i) conflict with, or result in the breach of, any provision of the Company Charter or Company By-laws, or any other similar governing or organizational document of the Company (assuming the Certificate of Designations is filed with the Secretary of State of the State of Delaware and the Amended By-laws are adopted prior to the consummation of the transactions contemplated hereby and thereby); (ii) assuming the satisfaction of the requirements set forth in Section 4.06, violate any Applicable Laws applicable to the Company or any of its properties or assets, except as would not cause a Company Material Adverse Effect; or (iii) conflict with or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, suspension, modification, or acceleration of any obligation or any increase in payment required by, or the impairment, loss, or forfeiture or any material benefit, rights, or privileges under, or the creation of a Lien or other encumbrance on any assets pursuant to (any such conflict, violation, breach, default, right of termination, cancellation, suspension, modification, acceleration, impairment, loss, forfeiture, or creation, a “Violation”) any Contract to which the Company or any Company Subsidiary is a party, by which the Company or any Company Subsidiary or any of their respective assets or properties is bound or affected, or pursuant to which the Company or any Company Subsidiary is entitled to any rights or benefits, except as would not cause a Company Material Adverse Effect.
          Section 4.08 Capital Stock and Ownership of the Company.
          (a) The authorized capital stock of the Company consists of 245,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). As of the date hereof, the Company has (i) 86,266,835 issued and outstanding shares of Common Stock, all of which are validly issued, fully paid, and non-assessable; and (ii) no shares of issued or outstanding Preferred Stock. No shares of Common Stock or Preferred Stock that have been issued are held by the Company in its treasury or by any Company Subsidiaries.
          (b) As of the date hereof, the Company has outstanding options to purchase a total of 6,154,494 shares of Common Stock under the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan, as amended (the “1997 Plan”), and the Plug Power Inc. 1999 Stock Option and Incentive Plan (the “1999 Plan”). As of the date hereof, no additional shares of Common Stock are available for issuance under the 1997 Plan and 3,820,850 additional shares of Common Stock are available for issuance under the 1999 Plan. As of the date hereof, the Company has 575,277 shares of Common Stock available for issuance under the Plug Power Inc. Employee Stock Purchase Plan (the “ESP Plan”). Pursuant to the 401(k) Plan, the Company funds its matching obligation under the 401(k) Plan by issuing shares of Common Stock to the 401(k) Plan. The Company’s matching obligation under the 401(k) Plan is equal to each individual employee’s percentage salary deferral, up to 5 percent, and is funded on a monthly basis. The number of shares of Common Stock issued is calculated based on the total amount of the matching obligation divided by the closing price of the Common Stock on the issuance date.
          (c) Except for (x) options issued under and in accordance with the 1997 Plan and the 1999 Plan; (y) the rights of certain Persons under the ESP Plan and 401(k) Plan; and (z) as contained in this Agreement, there are no options, warrants, convertible securities, or other rights, agreements, arrangements, or commitments of any character obligating the Company to issue or sell any additional shares of capital stock of, or other equity interest in, the Company.
          Section 4.09 SEC Filings. Since January 1, 2006, the Company has filed in a timely manner all required reports, schedules, forms, statements, and other documents with the

SEC that the Company was required to file under Section 13, 14(a), and 15(d) of the Exchange Act (the “SEC Filings”). As of their respective filing dates, the SEC Filings complied in all material respects with requirements of the Securities Act or the Exchange Act, as the case may be and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Filings, and none of the SEC Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Filing has been revised or superseded by a later filed SEC Filing, none of the SEC Filings contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          Section 4.10 Financial Statements. The financial statements of the Company included in the SEC Filings comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicted in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operation and cashflows for the periods then ending (subject, in the case of the unaudited statements, to normal year-end audit adjustments). Except as set forth in the filed SEC Filings, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto and which could reasonably be expected to lead to a Company Material Adverse Effect.
          Section 4.11 Absence of Certain Changes or Events. Except as disclosed in the SEC Filings since the date of the most recent audited financial statements included in the SEC Filings, there has not been (i) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock, or property) with respect to any of the Company’s capital stock; (ii) any split, combination, or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for shares of the Company’s capital stock; or (iii) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities, or business, except insofar as may have been required by a change in GAAP.
          Section 4.12 Proxy Statement Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement shall at the respective times filed with the SEC and as of the date it or any amendment or supplement thereto is mailed to stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or other information supplied by the Company for inclusion therein, shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty, or covenant with respect to information concerning Buyer included in the Proxy Statement or information supplied by Buyer for inclusion in the Proxy Statement.
          Section 4.13 State Takeover Statutes. The Company Board has approved this Agreement and the Transaction, and such approval is sufficient to render inapplicable to this Agreement and the Transaction the restrictions of Section 203 of the DGCL. To the Company’s knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement or to the Transaction.
          Section 4.14 Fairness Opinion. The Company Board has received the oral opinion of Stephens Inc. to the effect that, as of the date hereof, the consideration to be received by the Company in the Transaction is fair, from a financial point of view, to the Company (the “Fairness Opinion”).
          Section 4.15 Approval By Company Board. The Company Board, by vote at a meeting duly called and held, has approved the Transaction Agreements and the Transaction.
          Section 4.16 Stockholder Approval Required. The only approval of stockholders of the Company required under the DGCL, NASDAQ stock market requirements, the Company Charter, and the Company By-laws in order to approve the Transaction Agreements and the Transaction is the approval of the Transaction by the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote thereon at a stockholder meeting at which a quorum is present, and no other vote or approval of or other action by the holders of any capital stock of the Company is required for the approval of the Transaction and the Transaction Agreements.
          Section 4.17 Brokers. Except for Stephens Inc., no agent, broker, finder, or investment banker is or will be entitled to any broker’s, finder’s, or other fee or commission, or to reimbursement of expenses, or to indemnification or contribution in connection with the Transaction based upon arrangements made by or on behalf of the Company. All fees, commissions, or other like payments claimed to be due to Stephens Inc., or any other advisor, consultant, or broker assisting the Company in connection with the Transaction, or the negotiations leading to this Agreement, shall be paid by the Company, and Buyer shall have no liability therefor.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
          Buyer hereby represents and warrants to the Company as follows:
          Section 5.01 Organization. Buyer is a corporation duly organized and validly existing under the laws of the British Virgin Islands and is in good standing under such laws.
          Section 5.02 Authorization of Agreement; Validity and Effect of Agreement. Buyer has the requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and the performance by Buyer of its obligations hereunder, and the consummation of all transactions contemplated hereby, have been duly authorized by the sole director of Buyer and by all other necessary action on the part of the Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law), and an implied covenant of good faith and fair dealing.
          Section 5.03 Authorization of Other Transaction Agreements; Validity and Effect of Other Transaction Agreements. Buyer has the requisite corporate power and authority to execute, deliver, and perform its obligations under the Other Transaction Agreements and to consummate the transactions contemplated thereby. The execution and delivery of the Other Transaction Agreements by Buyer and the performance by Buyer of its obligations thereunder, and the consummation of all transactions contemplated thereby, have been duly authorized by Buyer and by all other necessary action on the part of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the Other Transaction Agreements and the transactions contemplated thereby. Upon their execution, the Other Transaction Agreements will have been duly and validly executed and delivered by Buyer and constitute legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law), and an implied covenant of good faith and fair dealing.
          Section 5.04 Governmental Consents. No Governmental Consent is required to be obtained or made by Buyer in connection with the valid execution and delivery of this Agreement, or its purchase of the Shares (or any True-Up Shares), or the consummation of any other transaction contemplated hereby, except for (i) such consents and approvals of or filings or registrations as may be required to be made pursuant to the HSR Act; (ii) such consents and approvals of or filings as may be required to be made pursuant to the Exon-Florio Amendment; and (iii) such filings as may be required to be made with the SEC.
          Section 5.05 No Conflict. The execution and delivery of this Agreement, the Registration Rights Agreement, and the Investor Rights Agreement do not, and the consummation of the transactions contemplated hereby and thereby shall not, (i) conflict with, or result in the breach of, any provision of Buyer’s governing or organizational documents; (ii) violate any Applicable Laws applicable to Buyer or any of its properties or assets except as would not have a material adverse effect on Buyer; or (iii) constitute a Violation with respect to any Contract to which Buyer is a party, by which Buyer or any of its assets or properties is bound or affected, or pursuant to which Buyer is entitled to any rights or benefits, except as would not have a material adverse effect on Buyer.

          Section 5.06 Investment; Experience; Accredited Investor.
          (a) Buyer is acquiring the Shares (and any True-Up Shares) for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. Buyer understands that the Shares (and any True-Up Shares) have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Buyer’s representations and warranties contained herein.
          (b) Buyer understands that the purchase of the Shares (and any True-Up Shares) involves substantial risk. Buyer has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Shares (and any True-Up Shares), and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Shares (and any True-Up Shares) and protecting its own interests in connection with this investment.
          (c) Buyer is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.
          Section 5.07 Restricted Securities. Buyer understands that the Shares (and any True-Up Shares) to be purchased by Buyer hereunder are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. Buyer understands that the Company is under no obligation to register any of the Shares or True-Up Shares sold hereunder, or Conversion Shares issuable upon conversion of the Shares, except as provided in the Registration Rights Agreement.
          Section 5.08 Financing. Buyer’s available funds are sufficient to (i) consummate the Transaction; (ii) perform Buyer’s obligations under the Transaction Agreements; and (iii) pay the fees and expenses it incurs in connection with the Transaction.
          Section 5.09 Beneficial Ownership of Common Stock. Prior to the purchase of the DTE Shares pursuant to the DTE Purchase Agreement, the Restricted Parties and the Non-Party Buyer Affiliates, collectively, beneficially own 2,714,700 shares of Common Stock and no other shares of the capital stock of the Company. Except for rights under this Agreement and the DTE Transaction Agreements, the Restricted Parties and the Non-Party Buyer Affiliates do not own any options, warrants, or convertible securities, or other rights, agreements, arrangements, or commitments of any character exercisable or convertible for, or to acquire, any additional shares of capital stock of, or other equity interest in, the Company.
          Section 5.10 Proxy Statement Information. None of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement shall at the respective times filed with the SEC or as of the date it or any amendment or supplement thereto is mailed to stockholders and at the time of the Company Stockholder Meeting (as defined hereinafter), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Buyer makes no representation, warranty, or covenant with respect to information concerning the Company included in the Proxy Statement or information supplied by the Company for inclusion in the Proxy Statement.
          Section 5.11 Brokers. Except for Citigroup Global Markets, Inc., no agent, broker, finder, or investment banker is or will be entitled to any broker’s, finder’s, or other fee or commission, or to reimbursement of expenses, or to indemnification or contribution in connection with the Transaction based upon arrangements made by or on behalf of Buyer. Except as otherwise provided herein, all fees, commissions, or other like payments claimed to be due to Citigroup Global Markets, Inc., or any other advisor, consultant, or broker assisting Buyer in connection with the Transaction, or the negotiations leading to this Agreement, shall be paid by Buyer, and the Company shall have no liability therefor.
          Section 5.12 Ownership and Control of Buyer. Except as set forth in that certain disclosure letter, dated as of the date hereof, delivered by Buyer to the Company (the “Buyer Disclosure Letter”), no Person directly or indirectly through one or more other Persons controls Buyer or will, upon Buyer’s purchase of the Shares (or any True-Up Shares), be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act) the Shares (or any True-Up Shares).
          Section 5.13 Direct Competitor. No Restricted Party is an entity that produces fuel cell products, Competing Products, or gas or oil fired heating appliances for residential or commercial use.
ARTICLE VI
ADDITIONAL COVENANTS
          Section 6.01 HSR Filing. Upon the terms and subject to the conditions contained in this Agreement, the Parties shall, as promptly as practicable, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transaction and any supplemental information requested in connection therewith pursuant to the HSR Act (such notification and report form and supplemental information filed, collectively, the “HSR Filing”). Buyer shall pay all the filing fees required by the HSR Filing, and the Parties shall use commercially reasonable efforts to ensure that the HSR Filing is made in substantial compliance with the requirements of the HSR Act. Each Party shall furnish to the other Party such necessary information and reasonable assistance as the other Party may request in connection with its preparation of any portion of the HSR Filing which is necessary under the HSR Act. The Parties shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ, and shall comply promptly with any such inquiry or request. The Parties shall use commercially reasonable efforts to obtain any clearance required under the HSR Act for the Transaction. Immediately upon receipt of any such clearance (whether the notification of such clearance was received orally or in writing), the Company or Buyer, as applicable, shall notify the other Party of such receipt.

          Section 6.02 Exon-Florio Filing. Upon the terms and subject to the conditions contained in this Agreement, the Parties shall, as promptly as practicable following the execution of this Agreement, cooperate in good faith to prepare and submit to the Committee on Foreign Investment in the United States (“CFIUS”) such filing(s) required to seek formal clearance for the Transaction under the Exon-Florio Amendment (the “Exon-Florio Filing”). Neither the Exon-Florio Filing nor any draft thereof shall be submitted to CFIUS or its staff without the prior approval of both the Company and Buyer. All formal and informal written communications (including electronic mail) with CFIUS or its staff relating to the Transaction shall be approved in advance by both Parties. Each Party shall use commercially reasonable efforts to ensure that no representative of either Party has substantive oral communications with CFIUS or its staff regarding the Transaction unless a representative of each Party is present.
          Section 6.03 NASDAQ Request. As soon as practicable following the execution of this Agreement, the Company shall request from the staff of NASDAQ, pursuant to NASD Rule 4550, an interpretative letter confirming that the terms of the Class B Capital Stock relating to the Class B Directors (as described in the Certificate of Designations) do not violate NASD Rule 4351 (the “NASDAQ Request”). The Parties shall cooperate in good faith in connection with the preparation and submission of the NASDAQ Request and shall use commercially reasonable efforts to obtain as soon as practicable (and prior to the Closing) an interpretative letter from the staff of NASDAQ providing the requisite confirmation sought by the NASDAQ Request (a “NASDAQ Approval Letter”). Neither the NASDAQ Request nor any draft thereof shall be submitted to NASDAQ or its staff without the prior approval of each of the Parties. All formal and informal written communications (including without limitation electronic mail) with NASDAQ or its staff relating to the Transaction shall be approved in advance by each Party. Each Party shall use commercially reasonable efforts to ensure that no representative of either Party has substantive oral communications with NASDAQ or its staff regarding the Transaction unless a representative of each Party is present. The Company shall pay all fees due to NASDAQ in connection with the NASDAQ Request. For purposes of clarity, the Parties acknowledge and agree that an interpretative letter from the NASDAQ in response to the NASDAQ Request that (i) does not expressly confirm that the terms of the Class B Capital Stock relating to the Class B Directors (as described in the Certificate of Designations) do not violate NASD Rule 4351, or (ii) indicates that the Transaction violates any other applicable rule or regulation shall not constitute a NASDAQ Approval Letter and shall give rise to a termination right under Section 8.01(j).
          Section 6.04 Filing of Certificate of Designations. Prior to the Closing, the Company shall adopt, execute, and file the Certificate of Designations with the Secretary of State of Delaware.
          Section 6.05 Stockholder Meeting
          (a) The Company shall, as soon as practicable following the execution of this Agreement, duly call, give notice of, convene, and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of approving the Transaction (the “Company Stockholder Approval”). The Company will, through the Company Board, recommend to its stockholders that the Company Stockholder Approval be given (the “Company Recommendation”) and shall not (i) withdraw, modify, or qualify (or propose to withdraw, modify, or qualify) in any manner adverse to Buyer such Company Recommendation; or (ii) take any action or make any statement in connection with the Company Stockholder Meeting inconsistent with such Company Recommendation (each of (i) and (ii) constituting, a “Change in Company Recommendation”); provided, however, that the Company may effect a Change in Company Recommendation if such action is taken in good faith taking into account advice from the Company’s financial and legal advisers to the effect that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under Applicable Laws. Without limiting the generality of the foregoing, subject to Section 6.06(c), the Company’s obligations pursuant to the first sentence of this Section 6.05(a) shall not be affected by (i) the commencement, public proposal, public disclosure, or communication to the Company of any Alternative Proposal; or (ii) the withdrawal or modification by the Company Board of its approval or recommendation of the Transaction.
          (b) The Company shall, as soon as practicable following the execution of this Agreement, prepare and file with the SEC a preliminary proxy statement relating to this Agreement and the Transaction and will use its reasonable best efforts to respond to any comments of the SEC and to cause the definitive proxy statement relating to this Agreement and the Transaction (the “Proxy Statement”) to be mailed to the Company’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC. The Company will notify Buyer promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information, and will supply Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or the Transaction. If at any time prior to the Company Stockholder Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement, or any amendment or supplement thereto, to which Buyer reasonably objects after being afforded the opportunity to review the same. Buyer shall cooperate with the Company in the preparation of the Proxy Statement and in responding to comments of the SEC, and Buyer shall promptly notify the Company if any information supplied by it for inclusion in the Proxy Statement shall have become false or misleading, and shall cooperate with the Company in disseminating the Proxy Statement, as so amended or supplemented, to correct any such false or misleading information.
          Section 6.06 No Solicitation.
          (a) After the date hereof and prior to Company Stockholder Approval, the Company will not, directly or indirectly, through any Company Subsidiary, Affiliate, officer, director, employee, agent, or representative or otherwise (i) solicit, initiate, or knowingly encourage, or take any other action to facilitate any inquiries or proposals that constitute, or would reasonably be expected to lead to, an Alternative Proposal; (ii) cooperate with, or furnish or cause to be furnished, any non-public information concerning the business, properties, or assets of the Company or any Company Subsidiaries, to any Person in connection with any Alternative Proposal; (iii) participate in any discussions or negotiations with any Person regarding any Alternative Proposal; (iv) approve, recommend, or permit the Company or any Company Subsidiary to enter into an agreement or understanding with any Person relating to any Alternative Proposal; or (v) vote for, execute a written consent (or equivalent instrument) in favor of, or otherwise approve or recommend or enter into any agreements or understandings with respect to any of the foregoing; provided, however, that this Section 6.06(a) shall not prohibit the Company or the Company Board, to the extent the Company Board determines in its good faith judgment that the failure to take such action would be inconsistent with its fiduciary duties to its stockholders under Applicable Laws, after taking into account the advice of outside legal counsel, from providing information to, participating in discussions with, or negotiating with any third party that delivers an Alternative Proposal that was not solicited in violation of this Section 6.06(a), subject to, and provided that the Company shall comply with, all of the following:
(x)	In the event that the Company Board decides to entertain an Alternative Proposal by taking any of the actions referred to in clauses (ii), (iii), or (iv) above, the Company shall immediately orally notify Buyer to such effect, and shall furnish to Buyer an Alternative Proposal Notice (as defined hereinafter) in accordance with Section 6.06(d);

(y)	Prior to the expiration of 30 days following delivery of an Alternative Proposal Notice to Buyer, the Company shall either (A) cease to entertain the Alternative Proposal, immediately discontinuing discussions with respect thereto, and notify Buyer in writing to such effect, or (B) notify Buyer in writing that the Company Board has determined that the Alternative Proposal is a Superior Proposal and deliver to Buyer a written notice setting forth the terms and conditions thereof (a “Superior Proposal Notice”);

(z)	Within 10 days following Buyer’s receipt of a Superior Proposal Notice, Buyer shall have the right to either (A) propose terms alternative to the Superior Proposal, which the Company Board shall then consider in accordance with its fiduciary duties, and advise Buyer of the Company’s acceptance or rejection thereof within 5 Business Days, or (B) terminate this Agreement without any further obligation to the Company, or (C) notify the Company that Buyer elects neither (A) nor (B), in which case the other terms of this Section 6.06, including subsection (c), shall remain in effect and shall govern.
In the case of any Alternative Proposal, the Company and Buyer shall consult in good faith regarding the merits of any Alternative Proposal or Superior Proposal. In no event shall the Company make available any information to a Person involving an Alternative Proposal that has not previously been made available or is not concurrently made available to Buyer.
          (b) Nothing contained in this Agreement shall prevent the Company Board from complying with Rule 14e-2 and Rule 14d-9 under the Exchange Act with regard to an Alternative Proposal, provided that the Company Board shall not recommend that the stockholders of the Company tender their shares in connection with a tender offer except to the extent the Company Board determines in its good faith judgment that the failure to make such a recommendation would be inconsistent with its fiduciary duties to its stockholders under Applicable Laws, after taking into account the advice of outside legal counsel (it being understood that disclosure by the Company of its receipt of an Alternative Proposal and the terms thereof shall not alone constitute a withdrawal or modification of such position or an approval or recommendation of such Alternative Proposal).
          (c) Notwithstanding the foregoing, at any time before the Company Stockholder Approval, in response to a Superior Proposal which was unsolicited and which did not otherwise result from a breach of Section 6.06(a), the Company Board may (subject to this sentence), if it determines in good faith after consultation with outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Applicable Laws, terminate this Agreement and concurrently with such termination cause the Company to enter into a definitive acquisition agreement with respect to such Superior Proposal (the determination of whether a proposal is a Superior Proposal to be made after consideration of any modification proposed by Buyer), but only (i) at a time that is following Buyer’s receipt of the form of such definitive agreements containing the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, and (ii) after the Company has made payment of the Termination Fee required by Section 8.02.
          (d) The Company shall both notify Buyer orally and provide Buyer with a written notice promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Alternative Proposal or of any request (other than in the ordinary course of business and not related to an Alternative Proposal) for non-public information relating to the Company or any Company Subsidiaries or for access to the properties, books, or records of the Company or any Company Subsidiary by any Person who is known to be considering making, or has made, an Alternative Proposal (an “Alternative Proposal Notice”). The Alternative Proposal Notice shall identify the Person making, and the terms and conditions of, any such Alternative Proposal, indication, or request. The Company shall keep Buyer fully informed, on a prompt basis (but in any event no later than 24 hours), of the status and details of any such Alternative Proposal, indication, or request.
          (e) The Company shall, and shall cause the Company Subsidiaries and the directors, employees, and other agents of the Company and the Company Subsidiaries to, cease immediately and cause to be terminated all activities, discussions, or negotiations, if any, with any Persons conducted prior to the date hereof with respect to any Alternative Proposal.
          Section 6.07 SEC Filings. In addition to such rights and obligations afforded to Buyer in Section 6.05 with respect to the Proxy Statement, Buyer shall be afforded the reasonable opportunity to review and comment upon all other SEC filings of the Company related to the Transaction.
          Section 6.08 Public Announcements. The Parties shall use commercially reasonable efforts to develop a joint communications plan, and each Party shall use commercially reasonable efforts to ensure that all press releases and other public statements made by it with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Unless otherwise required by Applicable Laws or by obligations pursuant to any listing agreement with, or rules of, any securities exchange, the NASD, or the NASDAQ, each Party shall use commercially reasonable efforts to consult with, and use commercially reasonable efforts to accommodate, the comments of the other Parties before issuing any press release with respect to this Agreement or the transactions contemplated hereby.
          Section 6.09 Cooperation; Reasonable Efforts. Without limiting the obligations of any Party under this Agreement, upon the terms and subject to the conditions contained in this Agreement, each Party shall cooperate in good faith with the other Party and shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper, or advisable under Applicable Laws, and execute and deliver such documents and other papers, as may be required to (i) carry out the provisions of this Agreement; (ii) consummate and make effective the Transaction; and (iii) otherwise cause the conditions to Closing set forth in Article VII to be satisfied. Each Party shall promptly notify the other Party after learning of the occurrence of any event or circumstance which would reasonably be expected to cause any condition to Closing set forth in Article VII not to be satisfied or to cause the Closing to be delayed. Without limiting the obligations of any Party under this Agreement, at any time prior to the Closing, upon the request of Buyer, the Company shall promptly advise Buyer in writing of the number of Pre-Closing EIP Shares as of the date of Buyer’s request.
          Section 6.10 Fairness Opinion. The Company will provide Buyer with a true and complete copy of the executed Fairness Opinion as soon as practicable after its issuance. In addition, the Company will include an executed copy of the Fairness Opinion in the Proxy Statement.
          Section 6.11 Survival or Representations and Warranties. All representations and warranties of the Parties contained in Articles IV and V of this Agreement, or in any certificate, document, or other instrument delivered in connection herewith, shall survive the Closing for a period of 18 months.
          Section 6.12 No Company Issuances. Except as otherwise consented to in writing by Buyer (in its sole and absolute discretion), from and after the date hereof, and until the earlier of the Closing Date or the termination of this Agreement, the Company shall not (i) issue any shares of its capital stock, or securities convertible into or exercisable for shares of the Company’s capital stock, in any transaction in which Buyer would have had a preemptive right or top-up right under article V or sections 6.1 or 6.2 of the Investor Rights Agreement assuming that such agreement was fully-executed and in force at the time of such issuance; or (ii) enter into any agreement, arrangement, or commitment to do any of the foregoing.
          Section 6.13 Restriction on Sale of Company Stock. From and after the date hereof and until the earlier of the Closing Date or the termination of this Agreement, Buyer shall not Transfer all or any portion of the shares of Common Stock beneficially owned by Buyer without the prior written consent of the Company.
          Section 6.14 Acknowledgement Regarding Company NDA and Buyer NDA. The Parties acknowledge that, notwithstanding the execution of this Agreement, (i) the provisions of the Company NDA, including, without limitation, the provisions contained in section 6 thereof, remain in effect until the expiration or termination of the Company NDA; and (ii) the provisions of the Buyer NDA remain in effect until the expiration or termination of the

Buyer NDA. The Parties further acknowledge and agree that (i) the Buyer Disclosure Letter and all of the information contained therein constitutes “Information” within the meaning of the Buyer NDA; and (ii) the Company Disclosure Letter and all of the information contained therein constitutes “Evaluation Material” within the meaning of the Company NDA.
          Section 6.15 Voting. Buyer agrees to vote all shares of Common Stock beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by Buyer, over which Buyer exercises voting control, whether directly or indirectly, as of the record date for the Company Stockholder Meeting in favor of the Transaction at the Company Stockholder Meeting.
          Section 6.16 DTE Transaction.
          (a) Subject to Section 6.16(c), Buyer shall use commercially reasonable efforts to cause the transactions contemplated by the DTE Purchase Agreement to be consummated (in accordance with and subject to the terms and conditions of the DTE Purchase Agreement) contemporaneously with the Closing of the Transaction.
          (b) Subject to Section 6.16(c), if the DTE Transaction is not consummated, or if less than all of the DTE Shares have been purchased by Buyer, as of immediately prior to the Closing of the Transaction, then, unless the Parties otherwise agree, upon the termination of the DTE Purchase Agreement in accordance with the terms thereof, the Company will have the option to sell, and the Buyer will be obligated to purchase, at the Closing, a number of shares of Class B Capital Stock, in addition to the Shares, convertible into a number of shares of Common Stock equal to 1,825,000 less the number of DTE Shares, if any, purchased by Buyer prior to the Closing upon the same terms and conditions as those relating to the sale and issuance of the Shares hereunder. Any such additional shares of Class B Capital Stock shall be deemed to be included in the definition of the term “Shares” and the purchase price paid for such shares shall be deemed to be included in the definition of the term “Class B Purchase Price” for all purposes of this Agreement.
          (c) Notwithstanding anything to the contrary in this Agreement, nothing in Section 6.09 or this Section 6.16 shall (i) be deemed to be a waiver, modification, amendment, or consent by Buyer or the Company under any DTE Transaction Agreement or any other agreement or instrument executed in connection therewith; (ii) prevent or in any manner limit or restrict Buyer or the Company from exercising or enforcing any right under any DTE Transaction Agreement or any other agreement or instrument executed in connection therewith; (iii) require Buyer to consummate the DTE Transaction if Buyer is not obligated to do so under the DTE Purchase Agreement; (iv) require Buyer to breach or take any action it deems (in its sole and absolute discretion) to be inconsistent with its obligations under any DTE Transaction Agreement or any other agreement or instrument executed in connection therewith; (v) require Buyer to terminate any DTE Transaction Agreement if Buyer determines (in its sole and absolute discretion) that it is not entitled to do so under the terms thereof; or (vi) require Buyer or the Company to waive any right or condition, grant any consent, or agree to any amendment or modification under any DTE Transaction Agreement or any other agreement or instrument executed in connection therewith.

ARTICLE VII
CONDITIONS TO CLOSING
          Section 7.01 Joint Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Transaction shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which, to the extent permitted by Applicable Laws, may be waived by mutual written agreement of the Parties:
          (a) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the consummation of the Transaction shall have expired or shall have been terminated.
          (b) Exon-Florio Clearance. The Parties shall have received written notification from CFIUS of the termination of its review and/or investigation of the Transaction under the Exon-Florio Amendment without any action authorized under the Exon-Florio Amendment being commenced by the President of the United States.
          (c) NASDAQ Request. The Company shall have made the NASDAQ Request.
          (d) Approval of Company’s Stockholders. The Transaction shall have been approved by the requisite affirmative vote of the stockholders of the Company to the extent required by NASD rules, the DGCL, and the Company Charter.
          (e) No Governmental Order. No Governmental Order or other legal restraint or prohibition shall be in effect preventing consummation of the Transaction or permitting such consummation, enforcement, or performance subject only to any condition or restriction that has had or would reasonably be expected to have (i) a material adverse effect on the Transaction, or (ii) a Company Material Adverse Effect.
          (f) No Governmental Litigation. There shall not be any legal proceeding pending or threatened in writing in which a Governmental Authority is (i) challenging or seeking to restrain or prohibit the consummation of the Transaction; (ii) seeking to prohibit or limit in any material respect the ability of Buyer or any of its Affiliates to vote, receive dividends with respect to, or otherwise exercise ownership rights with respect to the capital stock of the Company beneficially owned by it; (iii) seeking to compel Buyer or any Affiliates thereof to Transfer, or hold in a different manner than currently held, any shares of the capital stock of the Company; (iv) seeking to alter the structure through which the Restricted Parties and/or Non-Party Buyer Affiliates hold their interests in the Company; or (v) threatening in writing to initiate legal proceedings for the purpose of taking any of the actions described in clauses (i) through (iv) above.
          Section 7.02 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transaction shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which, to the extent permitted by Applicable Laws, may be waived by the Company:

          (a) Payment by Buyer. Buyer shall have delivered the Class B Purchase Price and, if any True-Up Shares are to be issued at Closing, the True-Up Purchase Price.
          (b) Registration Rights Agreement. Buyer shall have duly executed and delivered the Registration Rights Agreement.
          (c) Investor Rights Agreement. Each of the Restricted Parties, shall have duly executed and delivered the Investor Rights Agreement.
          (d) Closing Opinions; Certificates. The Company shall have received the closing opinions of Baker Botts L.L.P. (as to matters of New York and United States law) Harney Westwood and Riegels (as to matters of British Virgin Islands law), and in-house counsel for Interros (as to matters of Russian law), in each case dated the Closing Date and in a form and substance previously agreed to by the Company and the maker thereof, together with such other certificates, documents, and further assurances of Buyer as the Company shall reasonably request and which are reasonable and customary for a transaction such as the Transaction.
          (e) Secretary’s Certificate. The Company shall have received from Buyer’s Secretary (or equivalent officer or agent) a certificate having attached thereto (i) resolutions approved by Buyer’s sole director authorizing the transactions contemplated hereby; and (ii) resolutions approved by Buyer’s stockholders authorizing the transactions contemplated hereby.
          (f) Representations and Warranties. The representations and warranties of Buyer shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), and the Company shall have received a certificate from the sole director of Buyer to such effect.
          (g) Covenants. Buyer shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants of Buyer to be performed or complied with by it under this Agreement, and the Company shall have received a certificate from the sole director of Buyer to such effect.
          (h) DTE Transaction. The DTE Transaction shall have been consummated.
          (i) Schedule 5.13. Buyer shall have delivered to the Company a schedule listing, to Buyer’s actual knowledge after investigation, each Affiliate of a Restricted Party which, as of the Closing Date, is an entity that produces fuel cell products, Competing Products, or gas or oil fired heating appliances for residential or commercial use.
          Section 7.03 Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the Transaction shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which, to the extent permitted by Applicable Laws, may be waived by Buyer:

          (a) Certificates. The Company shall have duly executed and delivered to Buyer the Class B Certificate and, if any True-Up Shares are to be issued at Closing, the True-Up Share Certificate.
          (b) No Material Adverse Effect. Since the date hereof, there shall not have been a Company Material Adverse Effect.
          (c) Filing of the Certificate of Designations. The Certificate of Designations shall have been duly adopted and executed by the Company and duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL, and the Company shall have delivered Buyer a copy of the executed Certificate of Designations as certified by the office of the Secretary of State of the State of Delaware.
          (d) Effectiveness of Amendments to the Company’s By-laws. The Company shall have adopted the Amended and Restated By-laws of Plug Power Inc. attached hereto as Exhibit D (the “Amended By-Laws”).
          (e) Requisite Board Vacancies. The requisite number of members of the Company Board shall have resigned or shall have been removed by the Company such that there are 4 vacancies on the Company Board.
          (f) Registration Rights Agreement. The Company shall have duly executed and delivered the Registration Rights Agreement.
          (g) Investor Rights Agreement. The Company shall have duly executed and delivered the Investor Rights Agreement.
          (h) Opinion of Counsel. Buyer shall have received the closing opinion of Goodwin Procter LLP, counsel to the Company, dated the Closing Date, in a form and substance previously agreed to by the Buyer and Goodwin Procter LLP, together with such other certificates, documents and further assurances of the Company as Buyer shall reasonably request and which are reasonable and customary for a transaction such as the Transaction.
          (i) Secretary’s Certificate. Buyer shall have received from the Company’s Secretary, a certificate having attached thereto (i) resolutions approved by the Company Board authorizing the transactions contemplated hereby, including the (A) filing of the Certificate of Designations and (B) approval of the Amended By-laws substantively in the form set forth in Exhibit D, and (ii) resolutions approved by the Company’s stockholders authorizing the consummation of the Transaction.
          (j) Representations and Warranties. The representations and warranties of the Company shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), and Buyer shall have received a certificate from the Company’s President to such effect.

          (k) Covenants. The Company shall have performed in all material respects all obligations, and shall have complied in all material respects with all agreements and covenants of the Company to be performed or complied with by it under this Agreement (including the covenants contained in Section 6.12), and Buyer shall have received a certificate from the Company’s President to such effect.
          (l) Company Disclosure Letter. The Company shall have delivered to Buyer a disclosure letter (the “Company Disclosure Letter”), dated as of the Closing Date and duly executed by the Company’s Chief Financial Officer, that (w) updates all of the information contained in Section 4.08(b) as of the Closing Date; (x) describes in reasonable detail all issuances of the Company’s capital stock or securities issuable into or exercisable for shares of the Company’s capital stock made after the date hereof and prior to or on the Closing Date (other than issuances pursuant to this Agreement); (y) provides a schedule listing the issuance of Pre-Closing EIP Shares and provides reasonable detail regarding the calculation of the same, and such Company Disclosure Letter shall be true and correct; and (z) sets forth the calculation of the number of True-Up Shares.
ARTICLE VIII
TERMINATION
          Section 8.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date:
          (a) by mutual written consent of the Parties duly authorized by the Company Board and sole director of Buyer;
          (b) by either Buyer or the Company, if the Closing shall not have occurred on or before September 30, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement (including without limitation such Party’s obligations set forth in Section 6.09) has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date; or
          (c) by either Buyer or the Company, if any Governmental Authority (i) shall have issued an order, decree, or ruling or taken any other action (which the Parties shall have used their reasonable best efforts to resist, resolve, or lift, as applicable, in accordance with Section 6.09) restraining, enjoining, or otherwise prohibiting the Transaction, and such order, decree, ruling, or other action shall have become final and nonappealable; or (ii) shall have failed to issue an order, decree, or ruling or to take any other action, and such denial of a request to issue such order, decree, ruling, or take such other action shall have become final and nonappealable (which order, decree, ruling, or other action the Parties shall have used their reasonable best efforts to obtain, in accordance with Section 6.09), in the case of each of clauses (i) and (ii) which is necessary to fulfill the conditions set forth in Sections 7.01(a), 7.01(b), 7.01(c), 7.01(e), and 7.01(f) as applicable; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any Party whose failure to comply with Section 6.09 has been the cause of such action or inaction; or

          (d) by either Buyer or the Company, if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting; or
          (e) by Buyer, if the Company shall have (i) failed to make the Company Recommendation; (ii) effected a Change in Company Recommendation (or resolved to take any such action), whether or not permitted by the terms hereof; or (iii) breached its obligations under this Agreement by reason of a failure to call the Company Stockholder Meeting in accordance with Section 6.05(a), a failure to prepare and mail to its stockholders the Proxy Statement in accordance with Section 6.05(b), or failing to comply with the provisions of Section 6.06; or
          (f) by Buyer, if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants, or other agreements contained in this Agreement, such that the conditions set forth in Sections 7.03(j) or 7.03(k) are not capable of being satisfied on or before the Termination Date; or
          (g) by Buyer, in accordance with Section 6.06(a); or
          (h) by the Company, if Buyer shall have breached or failed to perform any of its respective representations, warranties, covenants, or other agreements contained in this Agreement, such that the conditions set forth in Sections 7.02(f) or 7.02(g) are not capable of being satisfied on or before the Termination Date; or
          (i) by the Company in accordance with Section 6.06(c), provided that the Company has paid Buyer the Termination Fee and otherwise complied with all of the provisions of Sections 6.06; or
          (j) by the Company or Buyer (x) if the Parties shall have not received the an interpretative letter from NASDAQ in response to the NASDAQ Request prior to the Company Stockholder Meeting, (y) if the NASDAQ Approval Letter is withdrawn, vacated, or otherwise superseded or adversely modified in any manner, or (z) within 5 Business Days after the Parties’ receipt of an interpretative letter from NASDAQ in response to the NASDAQ Request that does not constitute a NASDAQ Approval Letter.
          The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other Party.
          Section 8.02 Effect of Termination; Termination Fee.
          (a) Subject to Section 8.02(b), in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Buyer or the Company and their respective directors, officers, employees, partners, managers, members, or stockholders and all rights and obligations of each Party shall cease, except for the agreements contained in Sections 6.08, 8.02, and Article IX; provided, however, that nothing contained in this Section 8.02 shall relieve either Party from liabilities or damages arising out of any fraud or willful breach by such Party of any of its representations, warranties, or covenants contained in this Agreement.

          (b) If this Agreement is terminated (i) by the Company pursuant to Section 8.01(i) or (ii) by Buyer pursuant to Section 8.01(e) or Section 8.01(g), then the Company shall promptly pay to Buyer an amount in cash equal to the sum of (A) $5,431,250 (the “Termination Fee”) plus (B) an amount not to exceed, in the aggregate, $2,607,000 for the out-of-pocket expenses of Buyer, including reasonable fees and expenses of financial advisors, outside legal counsel, accountants, experts, and consultants, incurred by Buyer or on their respective behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and the transactions contemplated hereby (the “Buyer Expenses”, and together with the Termination Fee, the “Liquidated Amount”). Payment of the Termination Fee required by this Section 8.02(b) shall be payable by the Company to Buyer by wire transfer of immediately available funds (A) prior to a termination of this Agreement by the Company under Section 8.01(i) and (B) within three Business Days after the date of termination of this Agreement by Buyer under Section 8.01(e) or Section 8.01(g). Payment of the Buyer Expenses required by this Section 8.02(b) shall be payable by the Company to Buyer by wire transfer of immediately available funds within three Business Days after the date on which Buyer provides the Company with reasonable documentation of such Buyer Expenses. In the event that the Company shall fail to pay the Termination Fee or any Buyer Expenses when due, the Company shall pay the costs and expenses (including legal fees and expenses) incurred in connection with any action, including the prosecution of any lawsuit or other legal action, taken to collect payment, together with interest on such unpaid Termination Fee and Buyer Expenses, commencing on the date that the Termination Fee or such Buyer Expenses became due, at a rate equal to the rate of interest publicly announced by the Bank of New York from time to time, in the City of New York, as such bank’s prime rate plus 1.00%.
          (c) Notwithstanding anything to the contrary in this Agreement, Buyer hereto expressly acknowledges and agrees that, with respect to any termination of this Agreement pursuant to Section 8.01(i), Section 8.01(e), or Section 8.01(g) in circumstances where the Liquidated Amount is payable in accordance with Section 8.02(b), the payment of the Liquidated Amount shall constitute liquidated damages with respect to any claim for damages or any other claim which Buyer would otherwise be entitled to assert against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective directors, officers, employees, partners, managers, members, or stockholders, with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to Buyer. The Parties expressly acknowledge that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any termination of this Agreement pursuant to Section 8.01(i), Section 8.01(e), or Section 8.01(g) in circumstances where the Liquidated Amount is payable in accordance with Section 8.02(b), the rights to payment under Section 8.02(b): (i) constitute a reasonable estimate of the damages that will be suffered by reason of any such proposed or actual termination of this Agreement pursuant to Section 8.01(i), Section 8.01(e), or Section 8.01(g); and (ii) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing. Except for nonpayment of the amounts set forth in Section 8.02(b), Buyer hereby acknowledges that, upon any termination of this Agreement pursuant to Section 8.01(i), Section 8.01(e), or Section 8.01(g) in circumstances where the Liquidated Amount is payable in accordance with Section 8.02(b), in no event shall Buyer (A) seek to obtain any recovery or judgment against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective directors, officers, employees, partners, managers, members or stockholders, and (B) be entitled to seek or obtain any other damages of any kind, including consequential, indirect, or punitive damages.

ARTICLE IX
GENERAL PROVISIONS
     Section 9.01 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable, delegable, or otherwise transferable by either Party without the prior written consent of the other Party.
     Section 9.02 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person (including DTE Foundation, DTE Energy Company, DTE Energy Ventures, Inc., or their respective Affiliates), other than the Parties and their successors and permitted assigns, any legal or equitable rights hereunder.
     Section 9.03 Expenses. Whether or not the Transaction is consummated, and except as otherwise provided this Agreement (including Section 8.02(b)), all fees, costs, and expenses incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such fees, costs, or expenses.
     Section 9.04 Amendments. No amendment or modification to this Agreement shall be effective unless it shall be in writing and signed by each of the Parties.
     Section 9.05 Notices. All notices, requests, consents and other communications hereunder shall be in writing, in English, shall be delivered (A) if within the United States, by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if to or from outside the United States, by a recognized international express courier service or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail domestic, upon the Business Day received; (ii) if delivered by nationally recognized overnight carrier, 1 Business Day after timely delivery to such carrier; (iii) if delivered by a recognized international express courier service, 2 Business Days after timely delivery to such carrier; (iv) if delivered by facsimile, upon electric confirmation of receipt and shall be addressed as follows, or to such other address or addresses as may have been furnished in writing by a party to another party pursuant to this Section 9.05:
(i)	if to the Company, to:
PLUG POWER INC.
968 Albany-Shaker Road
Latham, NY 12110
Attention:      General Counsel
Facsimile:       (518) 782-7884
with a copy to (which shall not constitute notice):
GOODWIN PROCTER LLP
Exchange Place

Boston, MA 02109-2881
Attention:      Robert P. Whalen, Jr.
Facsimile:       (617) 523-1231
(ii)	if to Buyer, to:
SMART HYDROGEN INC.
c/o ZAO Interros Holding Company
9 Bolshaya Yakimanka Street
Moscow 119180, Russia
Attention:      Marianna Zakharova
Facsimile:       +7 495 785 6362
with a copy to (which shall not constitute notice):
BAKER BOTTS L.L.P.
The Warner
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004-2400
Attention:      Gregory J. Golden
Facsimile:       (202) 585-1025
     Section 9.06 Exhibits. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.
     Section 9.07 Certain Acknowledgements.
          (a) No Violation of Company NDA. The Parties hereby acknowledge that neither the execution and delivery by Buyer of this Agreement, nor the consummation of the Transaction by the Buyer, shall, in and of itself, constitute a violation of the Company NDA.
          (b) Independence of Class B Directors. The Parties hereby acknowledge that, for such time that the holders of a majority of the outstanding Shares are provided the right to appoint any Class B Directors pursuant to the Investors Rights Agreement, the fact that the Class B Directors are appointed in such manner shall not, in and of itself, cause a Class B Director to be not independent under applicable NASD rules.
     Section 9.08 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Applicable Laws or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.

     Section 9.09 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of the Parties to comply with any obligation, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of a Party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.09.
     Section 9.10 Entire Agreement; Termination of Term Sheet. The Transaction Agreements embody the entire agreement and understanding of the Parties in respect of the Transaction. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. The Transaction Agreements supersede all prior agreements and understandings between the Parties with respect to Transaction, including any and all term sheets between Buyer and the Company, but excluding the Company NDA and Buyer NDA, which shall continue in full force and effect until terminated in accordance with the terms thereof or pursuant to the Investor Rights Agreement.
     Section 9.11 Dispute Resolution. (a) The Parties shall endeavor to resolve any dispute, claim, or controversy arising out of or relating to this Agreement (including, but not limited to, the negotiation, validity, performance breach or termination thereof) (each, a “Dispute”) by non-binding mediation under the CPR Mediation Procedure then currently in effect. The mediator will be selected upon mutual agreement of the Parties. Any Dispute which remains unresolved 30 days after the appointment of a mediator (or if the Parties are unable to agree upon a mediator within 30 days after a Party notifies another Party of a Dispute in writing), shall be finally resolved by arbitration in accordance with the CPR Rules for Non-Administered Arbitration, Revised and Effective June 15, 2005 (the “Rules”). A tribunal of three arbitrators will preside over any Dispute(s) (the “Tribunal”). Each Party shall appoint one arbitrator to the Tribunal. Within 30 days of the appointment of the second arbitrator, the two party-appointed arbitrators shall appoint a third arbitrator, who shall chair the Tribunal (the “Chairperson”). In the event the Party-appointed arbitrators are unable to agree on the Chairperson, the Chairperson will be selected as provided in Rule 6 of the Rules. Under no circumstances shall the Chairperson be either an American or Russian citizen. The place of arbitration shall be New York, New York and the language of the arbitration shall be English. Upon the request of a Party, there shall be simultaneous translation of all communications with the Tribunal into English or Russian, as the case may be. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1-16, and judgment upon or other enforcement of the award rendered by the Tribunal may be entered by the United States District Court for the Southern District of New York.
          (a) Unless otherwise agreed by the Parties, the Tribunal’s decision and award shall be made and delivered within 30 days of the conclusion of the arbitration. The Parties acknowledge that the Tribunal shall have the authority, with respect to any Dispute, to provide any and all relief, whether legal, equitable, or otherwise, and award any damages or remedy that a federal court in New York could provide or award with respect to such Dispute. The Tribunal shall have no jurisdiction, power, or authority to decide or award punitive or exemplary damages. It is the expressed intention of the Parties to mutually waive the right to seek or recover such damages from the other.
          (b) The Parties shall share equally the costs of an arbitration pursuant to this Section 9.11, except as otherwise provided herein. The Tribunal may in its discretion assess costs and expenses (including the reasonable legal fees and expenses of the prevailing Party) against any Party to a proceeding. Any Party unsuccessfully refusing to comply with an award of the Tribunal shall be liable for costs and expenses, including reasonable attorneys’ fees, incurred by the other Party in enforcing the award.
          (c) Each Party irrevocably waives any objection to proceeding before the Tribunal in New York, to the extent provided in this Section 9.11, based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim that arbitration in accordance with these provisions has been brought in an inconvenient forum. Each of the Parties hereby consents to service of notice for any arbitration pursuant to this Section 9.11 as provided for in Rule 2 of the Rules.
          (d) Notwithstanding the foregoing, the Parties hereby consent to the sole and exclusive jurisdiction of the United States District Court for the Southern District of New York for any action, suit, or proceeding to compel arbitration pursuant to this Section 9.11, seek a preliminary injunction or other provisional judicial relief in aid of arbitration with respect to any Dispute, or obtain judgment upon or other enforcement of any award or decision rendered by the Tribunal pursuant to this Section 9.11, and the Parties agree that the foregoing provisions requiring non-binding mediation and arbitration of Disputes shall not apply to any such action, suit or proceeding. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any such action, suit or proceeding in the United States District Court for the Southern District of New York and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail (with respect to any address in the United States) or by a recognized international express courier service, including, without limitation, International Federal Express (with respect to any address outside of the United States) to such Party’s then current address for notice pursuant to Section 9.05 shall be effective service of process for any action, suit, or proceeding brought against it in such court. Each of the Parties agrees that its or his submission to jurisdiction and its or his consent to service of process in the manner described above is made for the express benefit of the other Parties.
          (e) The procedures specified in this Section 9.11 shall be the sole and exclusive procedures for the resolution of Disputes.
     Section 9.12 Governing Law. This Agreement shall be governed by and construed in accordance with, the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

     Section 9.13 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
     Section 9.14 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Party.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

PLUG POWER INC.

By:	/s/ Roger Saillant

Name:	Roger Saillant

Title:	CEO and President

SMART HYDROGEN INC.

By:	/s/ Sergey Polikarpov

Sergey Polikarpov
Director
[Signature page to Stock Purchase Agreement]